SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  October  2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

News Release on Exploration Programs

On October 21, 2003, Minco Mining & Metals Corporation (the "Registrant") announced an update on the Company's Gobi gold and BYC project and late stage negotiations on two significant gold projects.  Details will be announced when negotiations finalized.

Gobi Gold Project:  Seven holes have been completed in the Phase II drill program to date.  Samples from the seven holes have been sent for assay and results will be released once available.

BYC Project:  The surface program previously announced has been completed.  Check samples from the surface program have returned gold values in the range of 0.1 g/t to 11.78 g/t.  The completed surface program has defined several drill targets for a proposed C$500,000 first phase drill program.  Drilling on BYC is scheduled to follow the current drilling program on the Gobi Gold Project.

The Registrant currently has 23,337,765 issued and outstanding common shares.

A copy of the Registrant's news releases dated October 21, 2003 is attached.

2.

Exhibits

2.1

News Release dated October 21, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    October 21, 2003

William Meyer

Director and Chairman

Exhibit 2.1

TSX: MMM

For Immediate Release:	October 21, 2003

MINCO MINING IN CHINA-AN UPDATE

Minco Mining & Metals Corporation is pleased to provide an update on the Company’s activities in China. In recent months, the Company has reviewed a number of advanced gold projects in China, including several producing gold mines. The Company is in the late stage of negotiations on two significant advanced gold projects located in major “Carlin style” camps in China.  Details will be announced when finalized.

Gobi Gold Project

On the exploration side, drilling on the Gobi gold project continues. To date, seven holes (G03-1 to G03-7) have been completed in the Phase II drill program started in September. Five holes (G03-1 to G03-5) have been drilled to follow up the gold mineralization discovered in 2001 and initially drilled in 2002. The targeted structures and mineralized zone were intersected in 4 of the 5 holes located to the south and west of the “Discovery Pit” which yielded 14.89g/t gold over 9 meters.

 Elsewhere, G03-6 has been drilled to test anomaly M-8, which is located about 1000m northeast of the producing mine (1.3 million oz gold) operated by the local government. The hole entered the targeted mineralized zone at a depth of 244m and ended at 252m while still in mineralization.  G03-6 had to be abandoned due to mechanical drilling difficulty in this highly fractured horizon. 700m further to the northeast, G03-7 has been drilled to test the magnetic and IP anomaly M-9 which has geophysical characteristic similar to anomaly M8.

Samples from the above seven holes have been sent for assay to the Institute of Geophysical and Geochemical Exploration (IGGE), Central Laboratory, Langfang, Hebei, China. Significant delay has been encountered due to the busy assay schedule. The detail assay results will be released once they are available to the Company.

BYC Gold Project

A surface program, including a detailed evaluation of the geology, alternation, structure, and mineralization associated with the numerous gold occurrences in the project area, has been completed under the supervision of Peter Folk, P. Eng.  About 50 check samples taken from this surface program returned gold value in the range of 0.1 g/t to 11.78g/t. Majority of the samples are taken from the material in the areas of the old mine workings, including the hanging wall and foot wall of the mined out gold zone. Assays taken by Peter Folk combined with data generated by J. Oliver (report of March 2003) confirm that the level of gold reported by the Chinese agency is correct.

The completed surface program has defined several drill targets for a proposed C$500,000 first phase drill program. The initial focus on drilling will be the “North Zone” at the west end of the host monzonite intrusion. This is the general area of an early sample yielding 71g/t gold over 9 meters. Drilling on BYC is scheduled to follow the current drilling program on the Gobi Gold Project.

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (MMM:TSX).  The Company continues to evaluate a number of advanced gold projects while maintaining it’s significant base metal exposure through the advanced White Silver Mountain project.

This news release has been reviewed and approved for release by William Meyer, P.Eng., Chairman of the Board, and designated Qualified Person.

For further information, please contact William Meyer or Ken Cai at Minco at

1-888-288-8288 or (604) 688-8002       info@mincomining.ca

www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release

Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to, metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

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